UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34934

COSTAMARE INC.

(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Unaudited interim condensed consolidated financial statements of Costamare Inc. (the “Company”) for the three-month period ended March 31, 2013, and the accompanying notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 26, 2013

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

                                                                                  Exhibit 99.1

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2012 and March 31, 2013

(Expressed in thousands of U.S. dollars)

	December 31, 2012 (Audited)	March 31, 2013 (Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$267,321	$182,880
Restricted cash	5,330	5,483
Receivables	2,237	7,473
Inventories (Note 4)	9,398	10,457
Due from related parties (Note 3)	2,616	2,659
Fair value of derivatives (Note 14 and 15)	165	-
Insurance claims receivable	1,454	1,157
Accrued charter revenue (Note 9)	5,100	9,345
Prepayments and other	1,862	4,320
Vessel held for sale (Note 6)	4,441	3,660
Total current assets	299,924	227,434

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 5)	339,552	369,692
Vessels, net (Note 6)	1,582,345	1,680,309
Total fixed assets, net	1,921,897	2,050,001

NON CURRENT ASSETS:
Deferred charges, net (Note 7)	34,099	32,926
Restricted cash	41,992	43,044
Accrued charter revenue (Note 9)	13,422	7,927

Total assets	$2,311,334	$2,361,332
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$162,169	$178,749
Accounts payable	5,882	7,137
Accrued liabilities	9,292	11,778
Unearned revenue (Note 9)	5,595	3,537
Fair value of derivatives (Note 14 and 15)	55,701	56,701
Other current liabilities	10,772	4,686
Total current liabilities	249,411	262,588
NON CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 8)	1,399,720	1,434,806
Fair value of derivatives, net of current portion (Note 14 and 15)	125,110	108,558
Unearned revenue, net of current portion (Note 9)	16,641	19,107
Total non-current liabilities	1,541,471	1,562,471
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS’ EQUITY:
Common stock (Note 11)	8	8
Additional paid-in capital (Note 11)	714,100	714,100
Accumulated deficit	(40,814)	(36,275)
Accumulated other comprehensive loss (Notes 14 and 16)	(152,842)	(141,560)
Total stockholders’ equity	520,452	536,273
Total liabilities and stockholders’ equity	$2,311,334	$2,361,332

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Income

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

	2012	2013

REVENUES:
Voyage revenue	$ 100,031	$91,536
EXPENSES:
Voyage expenses	(691)	(679)
Voyage expenses—related parties (Note 3)	(741)	(692)
Vessels’ operating expenses	(27,692)	(27,880)
General and administrative expenses	(925)	(963)
Management fees—related parties (Note 3)	(3,749)	(3,890)
Amortization of dry-docking and special survey costs (Note 7)	(1,948)	(2,050)
Depreciation (Note 6)	(20,013)	(19,882)
Gain / (loss) on sale/disposal of vessels, net (Note 6)	(2,801)	2,909
Foreign exchange gains / (losses)	112	75
Operating income	41,583	38,484
OTHER INCOME (EXPENSES):
Interest income	284	209
Interest and finance costs (Note 12)	(20,240)	(17,564)
Other	(123)	617
Gain / (loss) on derivative instruments (Note 14)	3,030	2,989
Total other income (expenses)	(17,049)	(13,749)
Net Income	$ 24,534	$24,735
Earnings per common share, basic and diluted (Note 11)	$ 0.40	$0.33
Weighted average number of shares, basic and diluted	61,124,176	74,800,000

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Comprehensive Income

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars)

	2012	2013
Net income for the period	$24,534	$24,735
Other comprehensive income / (loss)
Unrealized gain on cash flow hedges, net (Note 14)	8,604	12,398
Net settlements on interest rate swaps qualifying for cash flow hedge (Note 8)	(794)	(1,117)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 16)	-	1

Other comprehensive income/(loss) for the period	$7,810	$11,282
Total comprehensive income for the period	$32,344	$36,017

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Stockholder’s Equity

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

					Retained Earnings (Accumulated Deficit)
	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)
	# of shares	Par value				Total

BALANCE, January 1, 2012	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986
- Net income	-	-	-	-	24,534	24,534
- Dividends	-	-	-	-	(16,281)	(16,281)
- Other comprehensive income/(loss)	-	-	-	7,810	-	7,810
- Follow-on offerings proceeds, net	7,500,000	1	100,990	-	-	100,991
- Follow-on offerings expenses	-	-	(407)	-	-	(407)
BALANCE, March 31, 2012	67,800,000	$7	$620,554	$(133,327)	$(40,601)	$446,633

BALANCE, January 1, 2013	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452
- Net income	-	-	-	-	24,735	24,735
- Dividends	-	-	-	-	(20,196)	(20,196)
- Other comprehensive income/(loss)	-	-	-	11,282	-	11,282
BALANCE, March 31, 2013	74,800,000	$8	$714,100	$(141,560)	$(36,275)	$536,273

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Cash Flows

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars)

	2012	2013

Cash Flows From Operating Activities:
Net income:	$24,534	$24,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,013	19,882
Amortization and write off of financing costs	222	277
Amortization of deferred dry-docking and special survey	1,948	2,050
Amortization of unearned revenue	(162)	-
Net settlements on interest rate swaps qualifying for cash flow hedge	(794)	(1,117)
Loss / (gain) on derivative instruments	(3,030)	(2,989)
Loss / (gain) on sale/disposal of vessels, net	2,801	(2,909)
Changes in operating assets and liabilities:
Receivables	(7,596)	(5,236)
Due from related parties	1,849	(43)
Inventories	(4,490)	(1,059)
Insurance claims receivable	(38)	297
Prepayments and other	(2,038)	(2,458)
Accounts payable	3,816	1,255
Accrued liabilities	1,023	2,486
Unearned revenue	(613)	(1,634)
Other current liabilities	(442)	(534)
Dry-dockings	(2,077)	(1,413)
Accrued charter revenue	505	3,292
Net Cash provided by Operating Activities	35,431	34,882
Cash Flows From Investing Activities:
Advances for vessel acquisitions	(20,163)	(129,157)
Vessels acquisitions / Additions to vessel cost	(30,000)	(22,195)
Proceeds from the sale of vessels, net	5,771	1,798
Net Cash used in Investing Activities	(44,392)	(149,554)
Cash Flows From Financing Activities:
Follow-on offering proceeds, net of related expenses	100,584	-
Proceeds from long-term debt	148,070	87,860
Repayment of long-term debt	(46,415)	(36,194)
Payment of financing costs	(306)	(34)
Dividends paid	(16,281)	(20,196)
(Increase) decrease in restricted cash	(979)	(1,205)
Net Cash provided by Financing Activities	184,673	30,231
Net increase / (decrease) in cash and cash equivalents	175,712	(84,441)
Cash and cash equivalents at beginning of the period	97,996	267,321
Cash and cash equivalents at end of the period	$273,708	$182,880
Supplemental Cash Information
Cash paid during the period for interest	$5,984	$6,429

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended. Furthermore, on March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the United States Securities Act of 1933, as amended, and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At March 31, 2013, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate.

As of December 31, 2012 and March 31, 2013, the Company owned and operated a fleet of 47 and 48 container vessels, respectively, with a total carrying capacity of approximately 239,498 TEU and 250,377 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At March 31, 2013, Costamare had 84 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, out of which 48 operate vessels, 26 sold or disposed their vessels and became dormant, nine were established in 2010 and 2011 to be used for the acquisition of nine newbuild vessels (Note 5) and one was established to be used for future vessel acquisitions.

Revenues for the three-month periods ended March 31, 2012 and 2013, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2012	2013
A	32%	34%
B	22%	23%
C	17%	18%
D	9%	10%
Total	80%	85%

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the three-month period ended March 31, 2013. Since January 1, 2013 the Company  adopted ASU 2013-02 issued by FASB in February 2013, “Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income”.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the provision of officers (with effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate). Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”) and CIEL Shipmanagement S.A. (“CIEL”), which are also controlled by Mr. Konstantakopoulos, or, in certain cases, a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership. (We refer to Costamare Shipping, CIEL and Shanghai Costamare as our “affiliated managers”.)

Pursuant to the management agreement Costamare Shipping receives a daily fee for each containership as follows: (i) for each containership (subject to any charter other than a bareboat charter) it receives a daily fee of $0.884 since January 1, 2013 ( $0.850 for the period from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1) through December 31, 2012 and $0.700 prior to November 4, 2010), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel, (ii) for each containership subject to a bareboat charter it receives a daily fee of $0.442 since January 1, 2013 ($0.425 for the period from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1) through December 31, 2012), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel.

The Company also pays to Costamare Shipping (i) a flat fee of $700  for the supervision of the construction of any newbuild vessel contracted by the Company, provided that such flat fee (which is fixed at the time of the ordering of any newbuild and remains constant until its delivery) will be annually adjusted upwards by 4% for any vessels ordered after December 31, 2012 and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership was fixed until December 31, 2012, and is thereafter annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd., pursuant to which the two companies will establish a ship management cell (the “Cell”) under V.Ships Greece Ltd. In April 2013, the Cell commenced providing technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services, to Costamare Inc. container vessels, which will initially cover about 22 container vessels, including all container vessels currently managed by CIEL, pursuant to separate management agreements to be entered into with V.Ships Greece Ltd. in respect of each container vessel, for a daily management fee.  Costamare Shipping will remain the head manager for all vessels owned by the Company. The Cell will also offer ship management services to third-party owners and the net profits from the operation of the Cell will be split equally between V.Ships Greece Ltd. and Costamare Shipping. Costamare Shipping has agreed to pass to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company  to Costamare Shipping under the Group Management Agreement.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties - continued:

Management fees charged by the Manager in the three-month periods ended March 31, 2012 and 2013 amounted to $2,991 and $3,152, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $692 for the three-month period ended March 31, 2013 ($741 for the three-month period ended March 31, 2012), representing a fee of 0.75% on all gross revenues, as provided in the management agreements, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income for the three-month periods ended March 31, 2012 and 2013, (ii) $250 for the  services of the Company’s officers in aggregate which is included in General and administrative expenses in the accompanying consolidated statements of income for the three-month periods ended March 31, 2012 and 2013 and (iii) $350 supervising fees for one newbuild vessel, which is recorded in Advances for vessels acquisition in the  accompanying 2013 consolidated balance sheet ($3,500 for ten vessels which is recorded in Advances for vessels acquisition in the accompanying 2012 consolidated balance sheet).

The balance due from the Manager at December 31, 2012 and March 31, 2013 amounted to $1,561 and $1,195, respectively, which are included in Due from related parties in the accompanying 2012 and 2013 consolidated balance sheets.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012 Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL is not part of the consolidated group of the Company but is an affiliated manager. CIEL provides the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel ($0.600 in 2012). CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU. As of March 31, 2013, CIEL provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to thirteen (twelve at December 31, 2012) of the Company’s containerships. Management fees charged by CIEL in the three-month periods ended March 31, 2012 and 2013 amounted to $758 and $738, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2012 and March 31, 2013, amounted to $1,055 and $1,464, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s Chief Executive Officer. Shanghai Costamare is a company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of March 31, 2013, Shanghai Costamare provided such services to nine (nine as of December 31, 2012) of the Company’s containerships. The balance due from/ to Shanghai Costamare at both December 31, 2012 and March 31, 2013, was $0.

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2013
Bunkers	268	467
Lubricants	7,448	8,315
Spare parts	1,682	1,675
Total	9,398	10,457

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

5. Advances for Vessels Acquisitions:

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. These three newbuild vessels are scheduled to be delivered between December 2013 and February 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed with respect to the three 9,403 TEU vessels discussed in the preceding paragraph. The newbuild vessel MSC Athens (Hull S4010) was delivered to the Company on March 14, 2013, and the amount of $99,017, which includes the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon her delivery, MSC Athens commenced her ten-year charter party agreement.

On April 20, 2011, the Company, through its five wholly- owned subsidiaries Undine Shipping Co., Terance Shipping Co., Quentin Shipping Co., Raymond Shipping Co. and Sander Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels, each of approximately 8,827 TEU capacity. The five newbuild vessels are scheduled for delivery in the second and third quarter of 2013 and the Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010, for the three approximately 9,403 TEU vessels discussed above.

The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their deliveries, of which $448,479 was paid up to March 31, 2013 ($324,329 paid up to December 31, 2012 and $124,150 paid during the three-month period ended March 31, 2013).

The amount of $339,552 and $369,692 separately reflected in the accompanying 2012 and 2013 consolidated balance sheets, respectively, include amounts paid to the shipyards and other costs, as analyzed below:

	2012	2013
Pre-delivery installments	324,329	448,479
Capitalized interest and finance costs	8,053	10,151
Other capitalized costs	7,170	10,079
Transferred to Vessels, net	-	(99,017)
Total	339,552	369,692

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	2,304,036	(721,691)	1,582,345
Depreciation	-	(19,881)	(19,881)
Vessel acquisitions and other vessels’ cost	22,195	-	22,195
Transfer from advances for vessel acquisitions	99,017	-	99,017
Transfer to assets held for sale	(25,900)	22,533	(3,367)
Balance, March 31, 2013	2,399,348	(719,039)	1,680,309

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

6. Vessels, Net - continued:

During the three-month period ended March 31, 2013, the Company acquired the secondhand container vessel Venetiko at a price of $22.2 million. On March 14, 2013, the Company took delivery from the shipyard the 8,827 TEU newbuild container vessel MSC Athens at a total cost of $99,017.

During the three-month period ended March 31, 2013, the Company sold for scrap the container vessel MSC Washington at a price of $8,154 and recognized a gain of $2,909, which is  separately reflected in Gain / (loss) on sale/disposal of vessels, net in the accompanying 2013 consolidated statement of income.

On March 15, 2013, the Company contracted to sell for scrap vessel MSC Austria at a sale price of $7,856 (Note 17(c)). As of March 31, 2013, the Company had received an advance payment from the scrap buyers amounting to $2,357, which is included in Other current liabilities in the 2013 consolidated balance sheet. The Company classified the vessel as “held for sale” in the accompanying March 31, 2013 consolidated balance sheet, as all criteria required for the classification as “held for sale” were met. The sale is expected to result in a gain of approximately $4.0 million, which will be included in the net income in the period the vessel will be delivered to her scrap buyers (Note 17). Vessel held for sale is stated at the lower of their carrying value or fair value less costs to sell, unless fair value was determined by the Memorandum of Agreement MOA prices (Level 1).

During the year ended December 31, 2012, the Company acquired five secondhand containerships, MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini at an aggregate price of $73,000.

During the three-month period ended March 31, 2012, the Company sold for scrap the container vessel Gather at a price of $6,133 and recognized a loss of $2,801, which is separately reflected in Gain/(loss) on sale/disposal of vessels, net in the accompanying 2012 consolidated statement of income.

As of March 31, 2013, one of the Company’s vessels, having total carrying value of $4,751 was fully depreciated.

Forty-two of the Company’s vessels, having a total carrying value of $1,530,080 as of March 31, 2013, have been provided as collateral to secure the long-term debt discussed in Note 8.

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2012	11,313	22,786	34,099
Additions	34	1,413	1,447
Amortization	(277)	(2,050)	(2,327)
Transfer to asset held for sale	-	(293)	(293)
Balance, March 31, 2013	11,070	21,856	32,926

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 8. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the three month periods ended March 31, 2012 and 2013, two vessels and two vessels, respectively, underwent their special survey. During the three month period ended March 31, 2013, one vessel completed its work amounting to $530 and one vessel was in process. As of March 31, 2012 one vessel completed its work and one vessel was in process.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

8. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)			2012	2013
1.	Credit Facility		767,164	744,692
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	109,500	109,500
	2.	Mas Shipping Co.	54,750	51,000
	3.	Montes Shipping Co. and Kelsen Shipping Co.	102,000	102,000
	4.	Marathos Shipping Inc.	-	-
	5.	Capetanissa Maritime Corporation	60,000	57,500
	6.	Rena Maritime Corporation	57,500	55,000
	7.	Bullow Investments Inc.	-	-
	8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co.	-	-
	9.	Costamare Inc.	103,986	100,514
	10.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	32,199	32,199
	11.	Costamare Inc.	53,480	133,700
	12.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	61,120	68,760
	13.	Raymond Shipping Co. and Terance Shipping Co.	45,840	45,840
	14.	Costamare Inc.	114,350	112,850
			794,725	868,863
		Total	1,561,889	1,613,555
		Less-current portion	(162,169)	(178,749)
		Long-term portion	1,399,720	1,434,806

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the Facility. On April 4, 2011, the Company, following the sale of vessel MSC Namibia, repaid $6,610 of the Facility. Furthermore, on April 11, 2011, the Company drew down the amount of $80,852 under the Facility, which equaled the undrawn balance of the Facility as of that date of $74,242 and the amount of $6,610 discussed above.

The outstanding balance of the Facility as of March 31, 2013, is repayable in 21 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $272,758 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

8. Long-Term Debt - continued:

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility, which provided that during a two-year period ending December 31, 2011, (i) the Security Requirement ratio was reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding (maintained in accordance with the Facility) is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which (amounting to $2,995) was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and was amortized through December 31, 2011, and (iii) subject to no Event of Default having occurred and being continuing, no lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1. Furthermore, on December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company subsidiaries guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels.

The Facility, as of March 31, 2013, was secured with, among other things, first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and certain of the term loans described under Note 8.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1.00 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000. The Company’s other term loans described under Note 8.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at March 31, 2013, the outstanding balance of the loan of $109,500 is repayable in 11 equal semi-annual installments of $4,500, each from May 2013 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at March 31, 2013, the outstanding balance of the loan of $51,000 is repayable in 10 variable semi-annual installments from August 2013 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at March 31, 2013, the outstanding balance of the loan of $102,000 is repayable in 10 equal semi-annual installments of $6,000 each from June 2013 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel MSC Mandraki (ex. Maersk Mandraki). The loan was fully repaid on November 16, 2012.

5. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at March 31, 2013, the outstanding balance of the loan of $57,500 is repayable in 11 equal semi-annual installments of $2,500 each from August 2013 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

8. Long-Term Debt - continued:

6. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at March 31, 2013, the outstanding balance of the loan of $55,000 is repayable in 10 equal semi-annual installments of $2,500 each from August 2013 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

7. In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel MSC Mykonos (ex. Maersk Mykonos). The loan was fully repaid on November 16, 2012.

8. In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius I and Gifted. Following the sale of Garden in December 2011, the Company repaid the amount of $2,921 and following the sale of Gather (Note 6) in March 2012, the Company repaid the amount of $3,479. In May 2012 the Company repaid the remaining balance of the loan, amounting to $6,958, following the sale of Gifted and Genius I.

9. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of March 31, 2013, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, Koroni and Kyparissia, respectively. As at March 31, 2013, the outstanding balance of the tranche (a) of the loan of $32,725 is repayable in 26 quarterly installments of $962.5 from May 2013 to July 2019 and a balloon payment of $7,700 payable together with the last installment. As at March 31, 2013, the outstanding balance of the tranche (b) of the loan of $36,750 is repayable in 27 quarterly installments of $1,050 from April 2013 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at March 31, 2013, the outstanding balance of the tranche (c) of the loan of $18,900 is repayable in 28 quarterly installments of $525 from May 2013 to January 2020 and a balloon payment of $4,200 payable together with the last installment. As at March 31, 2013, the outstanding balance of the tranche (d) of the loan of $6,069.6 is repayable in nine quarterly installments of $466.9 from May 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment. As at March 31, 2013, the outstanding balance of the tranche (e) of the loan of $6,069.6 is repayable in nine quarterly installments of $466.9 from May 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment.

10. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of hulls H1068A, H1069A and H1070A (Note 5). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of March 31, 2013, the Company has drawn the amount of $32,199, in aggregate, in order to partly refinance the second pre-delivery installment of hulls H1068A, H1069A and H1070A.

11. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of hulls S4010 and S4011 (Note 5). The credit facility is repayable in 16 consecutive quarterly installments, the first 15 (1-15) in the amount of 1/30 of the loan outstanding commencing at the time of delivery of hulls S4010 and S4011 and a final installment in an amount equal to the 50% of the loan outstanding at the time of delivery of hulls S4010 and S4011. In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of hulls S4010 and S4011. During the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of hulls S4010 and S4011. Furthermore, during the three-month period ended March 31, 2013 the Company drew down in aggregate the amount of $80,220, in order to partly finance the final installments of hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013 (Note 17(d)).

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

8. Long-Term Debt - continued:

12. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of hulls S4020, S4022 and S4024 (Note 5). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,273.3 per tranche each and a final (twenty- eighth) installment of $42,021 per tranche. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of hulls S4020, S4022 and S4024. In April 2012 and May 2012, the Company drew down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second pre-delivery installments of hulls S4020 and S4022. In August 2012, the Company drew down the amount of $15,280 in order to partly finance the second and the third pre-delivery installments of hulls S4024 and S4020, respectively. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4022. In January 2013, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4024.

13. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 for the financing part of the construction and acquisition cost of hulls S4021 and S4023 (Note 5). The drawdown of the facility will be made in two tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,364.3 per tranche each and a final (twenty-eighth) installment of $39,563.9 per tranche. On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of hulls S4021 and S4023. In April 2012, the Company drew down the amount of $7,640 in order to partly finance the second pre-delivery installment of hull S4021. In July 2012 and September 2012, the Company drew down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second and the third pre-delivery installments of hulls S4023 and S4021. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4023.

14. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement, for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck (Note 6). The Company drew down the amount of $11,300 in August 2012 upon the delivery of the vessel Stadt Luebeck. As at March 31, 2013 the outstanding balance of $112,850 is repayable in 23 quarterly variable consecutive installments from June 2013 to December 2018 and a balloon payment of $47,850 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after March 31, 2013, are as follows:

Year ending December 31,	Amount
2013	125,975
2014	209,541
2015	210,319
2016	185,248
2017	224,488
2018 and thereafter	657,984
1,613,555

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

8. Long-Term Debt - continued:

The interest rates of Costamare’s long-term debt at December 31, 2012 and March 31, 2013, were in the range of 2.71%-6.75% and 2.41%-6.75%, respectively. The weighted average interest rate as at December 31, 2012 and March 31, 2013, was 4.4% and 4.5%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 14) for the three-month periods ended March 31, 2012 and 2013, amounted to $20,288 and $19,424, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2012, $1,733 was capitalized and is included (a) in Advances for vessel acquisitions ($939) in the accompanying 2012 consolidated balance sheet and (b) in the statement of comprehensive income (loss) ($794), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2013, $3,215 was capitalized and is included (a) in Advances for vessel acquisitions ($2,098) in the accompanying 2013 consolidated balance sheet and (b) in the statement of comprehensive income (loss) ($1,117), representing net settlements on interest rate swaps qualifying for cash flow hedge.

9. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2012 and March 31, 2013, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2012, the net accrued charter revenue totaling to $288 is comprised of $5,100, separately reflected in Current assets, $13,422 separately reflected in Non-current assets, and $18,234 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying December 31, 2012 consolidated balance sheet. As at March 31, 2013, the net accrued charter revenue totaling to ($3,004) is comprised of $9,345, separately reflected in Current assets, $7,927 separately reflected in Non-current assets, and $20,276 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying March 31, 2013 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year is as follows:

Year ending December 31,	Amount
2013	2,860
2014	6,918
2015	(1,661)
2016	(8,146)
2017	(2,999)
2018	24
(3,004)

 (b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2012 and March 31, 2013, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	2012	2013
Hires collected in advance	4,002	2,368
Charter revenue resulting from varying charter rates	18,234	20,276
Total	22,236	22,644
Less current portion	(5,595)	(3,537)
Non-current portion	16,641	19,107

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

10. Commitments and Contingencies:

(a) Long-term time charters: As at March 31, 2013, the Company has entered into time charter arrangements on all of its vessels in operation, including the nine hulls under construction, with the exception of vessel Prosper, with international liner operators. These arrangements as at March 31, 2013, have remaining terms of up to 129 months (including the time charter agreements for vessels under construction as at March 31, 2013). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2013	330,387
2014	465,365
2015	441,330
2016	417,343
2017	371,709
2018 and thereafter	618,156
2,644,290

(b) As at March 31, 2013, as further disclosed in Note 5, the Company has entered into nine shipbuilding contracts for the construction and acquisition of nine newbuild vessels. The total aggregate price for all nine newbuild vessels is $858,240, payable in installments until their deliveries. The remaining balance as of March 31, 2013 of $505,261 is payable as follows:

Year ending December 31,	Amount
2013	486,245
2014	19,016
505,261

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

11. Common Stock and Additional Paid-In Capital:

(a) Common Stock and Preferred Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the follow-on offerings in March 2012 and October 2012 and the net proceeds obtained for those shares.

(c) Dividends paid: During the three-month period ended March 31, 2012, the Company declared and paid, to its common stockholders, the amount of $16,281 or $0.27 per common share for the fourth quarter of 2011. During the three-month period ended March 31, 2013, the Company declared and paid, to its common stockholders, the amount of $20,196 or $0.27 per common share for the fourth quarter of 2012.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

12. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2012	2013
Interest expense	6,565	7,079
Interest capitalized	(1,733)	(3,215)
Swap effect	13,723	12,345
Amortization of financing costs	222	277
Commitment fees	1,393	1,009
Bank charges and other	70	69
	20,240	17,564

13. Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

14. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

14. Derivatives - continued:

The interest rate swap agreements designed as hedging instruments, as of December 31, 2012 and March 31, 2013, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2012	Fair value Mar. 31, 2013
30/6/2008	30/6/2015	425,000	4.03%p.a.	USD LIBOR 3M BBA	(18,407)	(15,824)
30/6/2008	30/6/2015	75,000	4.03%p.a.	USD LIBOR 3M BBA	(3,248)	(2,793)
30/9/2008	30/6/2015	100,000	4.09%p.a.	USD LIBOR 3M BBA	(4,403)	(3,786)
30/9/2008	30/6/2015	250,000	4.02%p.a.	USD LIBOR 3M BBA	(10,775)	(9,258)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(2,679)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(2,679)
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	(788)
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	(788)
21/2/2007	21/2/2017	85,000	Zero cost Interest rate Collar*		(11,122)	(9,510)
4/8/2008	5/8/2013	74,000	3.60%p.a.	USD LIBOR 6M BBA	(1,592)	(806)
30/6/2011	29/6/2018	50,000	3.45%p.a.	USD LIBOR 3M BBA	(19,783)	(18,695)
30/9/2011	29/6/2018	20,000	4.05%p.a.	USD LIBOR 3M BBA	(26,075)	(25,445)
28/9/2012	29/6/2018	40,000	3.60%p.a.	USD LIBOR 3M BBA	(5,852)	(5,443)
22/8/2011	22/8/2018	65,000	2.79%p.a.	USD LIBOR 6M BBA	(5,087)	(4,325)
31/1/2013	15/12/2020	133,700	3.51%p.a.	USD LIBOR 6M BBA	(16,672)	(15,903)
15/1/2014	15/1/2021	67,781	2.94%p.a.	USD LIBOR 3M BBA	(4,931)	(4,528)
15/2/2014	15/2/2021	67,781	2.99%p.a.	USD LIBOR 3M BBA	(4,990)	(4,570)
15/3/2014	15/3/2021	67,781	3.03%p.a.	USD LIBOR 3M BBA	(5,019)	(4,587)
20/2/2013	20/2/2020	30,000	2.39%p.a.	USD LIBOR 3M BBA	(1,892)	(1,786)
30/4/2013	30/4/2020	30,000	2.49%p.a.	USD LIBOR 3M BBA	(1,949)	(1,819)
30/6/2013	30/6/2020	30,000	2.58%p.a.	USD LIBOR 3M BBA	(2,009)	(1,860)
30/6/2013	30/6/2020	30,000	2.41%p.a.	USD LIBOR 3M BBA	(1,751)	(1,608)
20/2/2013	20/2/2020	30,000	2.24%p.a.	USD LIBOR 3M BBA	(1,684)	(1,560)
30/4/2013	30/4/2020	30,000	2.32%p.a.	USD LIBOR 3M BBA	(1,703)	(1,569)
30/6/2013	30/6/2020	16,400	2.46%p.a.	USD LIBOR 3M BBA	(1,050)	(926)
30/4/2013	30/4/2020	16,400	2.38%p.a.	USD LIBOR 3M BBA	(1,030)	(913)
20/2/2013	20/2/2020	16,400	2.29%p.a.	USD LIBOR 3M BBA	(1,006)	(899)
29/7/2013	29/7/2020	76,400	1.53%p.a.	USD LIBOR 3M BBA	-	(599)
30/9/2013	30/9/2020	76,400	1.60%p.a.	USD LIBOR 3M BBA	-	(602)

				Total fair value	(158,946)	(146,548)

__________

*     Notional amount $85,000 amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

14. Derivatives - continued:

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 8 and the term loans discussed in Note 8.2.1, 8.2.2, 8.2.3, 8.2.5, 8.2.6, 8.2.10, 8.2.11 and 8.2.12.

In the three-month periods ended March 31, 2012 and 2013, the realized ineffectiveness of the interest rate swaps discussed under (a) above was $0.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2012 and March 31, 2013, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in its fair value are reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2012 and March 31, 2103, the fair value of this swap was a liability of $21,865 and $18,703, respectively and is included in Fair value of derivatives in the accompanying consolidated balance sheets.

(c) Foreign currency agreements: As of March 31, 2013, the Company was engaged in five Euro/U.S. dollar contracts totaling $8,500 at an average forward rate of Euro/U.S. dollar 1.285 expiring in monthly intervals up to June 2013.

As of December 31, 2012, the Company was engaged in two Euro/U.S. dollar contracts totaling $5,000 at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals up to February 2013.

The total change of forward contracts fair value for the three-month period ended March 31, 2013, was a loss of $173 and for the three-month period ended March 31, 2012, was a gain of $1,214 and are included in Gain / (loss) on derivative instruments in the accompanying consolidated statements of income.

			The Effect of Derivative Instruments for the three-month periods ended March 31, 2012 and 2013

			Derivatives in ASC 815 Cash Flow Hedging Relationships
			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2012	2013		2012	2013
Interest rate swaps	19,544	22,080	Gain / (loss) on derivative instruments	-	-
Reclassification to Net Income	(10,940)	(9,682)
Total	8,604	12,398		-	-

	Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain (Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2012	2013
Interest rate swaps	Gain / (loss) on derivative instruments	1,816	3,162
Forward contracts	Gain / (loss) on derivative instruments	1,214	(173)
Total		3,030	2,989

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

15. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 8.

(b) Concentration of credit risk: Financial instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements discussed in Note 14 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 14(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2012 and March 31, 2013, the fair value of these interest rate swaps in aggregate amounted to a liability of $180,811 and $165,251, respectively.

The fair market value of the forward contracts discussed in Note 14(c) determined through Level 2 of the fair value hierarchy as at December 31, 2012 and March 31, 2013 amounted to an asset of $165 and a liability of $8, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	165	-	165	-
Interest rate swaps—liability position	(180,811)	-	(180,811)	-
Total	(180,646)	-	(180,646)	-

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements – (Continued)

For the three month periods ended March 31, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

15. Financial Instruments - continued:

	March 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(8)	-	(8)	-
Interest rate swaps—liability position	(165,251)	-	(165,251)	-
Total	(165,259)	-	(165,259)	-

16. Comprehensive Income/(Loss):

During the three-month period ended March 31, 2012, other comprehensive income/(loss) increased with net gains of $7,810 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting ($19,544), less the settlements to net income of derivatives that qualify for hedge accounting ($10,940) and (ii) the  Net settlements on interest rate swaps qualifying for cash flow hedge ($794). During the three-month period ended March 31, 2013, other comprehensive income/(loss) increased with net gains of $11,282 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting ($22,080), less the settlements to net income of derivatives that qualify for hedge accounting ($9,682), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($1,117) and (iii) the Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($1). As at March 31, 2012 and 2013, comprehensive income (loss) amounted to $32,344 and $36,017, respectively.

17. Subsequent Events:

(a) Declaration and payment of Dividends: On April 10, 2013, the Company declared a dividend for the first quarter ended March 31, 2013, of $0.27 per share, payable on May 8, 2013 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on April 24, 2013.

(b)

Loan draw-down: On April 2, 2013, the Company drew down the amount of $19,016 in order to partly finance the third pre-delivery installment of hull H1068A (Note 8.2.10).

(c)

Vessel sale: On April 24, 2013, vessel MSC Austria was delivered to her scrap buyers (Note 6).

(d)

Vessel acquisition: On April 8, 2013, the Company took delivery from the shipyard, the 8,827 TEU newbuild container vessel MSC Athos (Hull S4011). Upon her delivery the vessel commenced her ten-year charter party agreement.

(e) Credit facility supplemental agreement: On April 8, 2013, the Company entered into a second supplemental agreement, which released one of the Company subsidiary guarantors and the mortgages over its vessel, and replaced it with mortgages over one other vessel (Note 8.2.14).

(f) Establishment of subsidiaries: On April 17, 2013 and April 18, 2013, the Company established two wholly-owned subsidiaries, Marchant Shipping Co. and Horton Shipping Co., respectively, both incorporated in the Republic of Liberia to be used in future vessel acquisitions.